VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005
OFFICES IN CHICAGO, NEW YORK CITY, AND ROSELAND, NEW JERSEY

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

November 10, 2006

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549


06018418

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,



Corey L. Zarse



CLZ/kc
Enclosures
cc: Ms. Kristin Rice
Mark L. Winget, Esq.

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc Block Listing Application dated October 31, 2006
- Notification of transactions of directors, persons discharging managerial responsibility or connected person dated October 31, 2006
- Notification of transactions of directors, persons discharging managerial responsibility or connected person dated October 30, 2006
- Appendix 3Y - Change of Director's Interest Notice
- Appendix 3Y - Change of Director's Interest Notice
- Appendix 3Y - Change of Director's Interest Notice
- Appendix 3Y - Change of Director's Interest Notice
- Appendix 3Y - Change of Director's Interest Notice
- Appendix 3Y - Change of Director's Interest Notice
- Appendix 3Y - Change of Director's Interest Notice
- Henderson Group plc - Record Date pricing of Return of Cash and dividend dated October 13, 2006
- Henderson Group plc - Update of number of securities quoted on ASX dated October 3, 2006
- Henderson Group plc - Court approves Return of Cash transaction dated October 4, 2006
- Certificate of Registration of Order of Court and Minute on Reduction of Capital and Share Premium Account dated October 4, 2006
- In the Matter of Henderson Group plc – Order dated October 4, 2006
- Return of Allotment of Shares dated October 19, 2006



Henderson Group plc
Block Listing Application

31 October 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 1,000,000 Ordinary shares of 10p each under the Henderson Group plc Sharesave Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

These securities are identical in all respects with each other and with existing class of security.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary

+44 20 7818 4233
wendy.king@henderson.com

File No. 82-34758



Notification of transactions of directors, persons discharging managerial responsibility or connected persons

Notification of Henderson Group plc, the Issuer

31 October 2006

On 31 October 2006, the Trustees of the Henderson Group Long Term Incentive Plan ("LTIP") notified the Company of the purchase of 8,370 Henderson Group plc CHESS Depositary Interests (CDIs) made on 31 October 2006 on behalf of the Henderson Group plc LTIP at the price of A$ 2.7395. These will be converted into the same number of Henderson Group plc ordinary 10 pence shares.

Following acquisition of these Shares, the Trustees have a total holding of 6,400,691 Henderson Group plc ordinary shares. As Directors participating in the LTIP, Mr Roger Yates and Mr Toby Hiscock are deemed for the purposes of section 324 of the UK Companies Act 1985 to have a beneficial interest in the shares held by the Trustee.

As at 31 October 2006, the contingent entitlement of each of Mr Yates and Mr Hiscock under the rules of the LTIP is as follows:

Roger Yates - 5,363,011 – ordinary 10 pence shares
Toby Hiscock - 1,844,224 – ordinary 10 pence shares

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary
+44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations
+44 (0)20 7818 5135
mav.wynn@henderson.com

File No. 82-34758



Notification of transactions of directors, persons discharging managerial responsibility or connected persons

Notification of Henderson Group plc, the Issuer

30 October 2006

On 27 October 2006, the Trustees of the Henderson Group Long Term Incentive Plan ("LTIP") notified the Company of the purchase of 1,030,000 Henderson Group plc CHESS Depositary Interests (CDIs) made on 27 October 2006 on behalf of the Henderson Group plc LTIP at the price of A$ 2.7989. These will be converted into the same number of Henderson Group plc ordinary 10 pence shares.

Following acquisition of these Shares, the Trustees have a total holding of 6,392,321 Henderson Group plc ordinary shares. As Directors participating in the LTIP, Mr Roger Yates and Mr Toby Hiscock are deemed for the purposes of section 324 of the UK Companies Act 1985 to have a beneficial interest in the shares held by the Trustee.

As at 30 October 2006, the contingent entitlement of each of Mr Yates and Mr Hiscock under the rules of the LTIP is as follows:

Roger Yates - 5,363,011 – Ordinary 10 pence Shares
Toby Hiscock - 1,844,224 – Ordinary 10 pence Shares

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary
+44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations
+44 (0)20 7818 5135
mav.wynn@henderson.com

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Henderson Group plc
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROGER PHILIP YATES
Date of last notice	03 MAY 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 OCTOBER 2006
No. of securities held prior to change	1,579,039
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	N/A
Number disposed	ORDINARY SHARES CANCELLED IN ACCORDANCE WITH THE TERMS OF THE RETURN OF CASH
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	1,231,650

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CANCELLATION OF SHARES ON 13 OCTOBER 2006 AS A RESULT OF THE RETURN OF CASH. THE CANCELLATION OF SHARES AFFECTED ALL SHAREHOLDERS WHO HELD HENDERSON GROUP PLC SHARES AT THAT TIME.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Henderson Group plc
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ANTHONY CHARLES HOTSON
Date of last notice	25 APRIL 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 OCTOBER 2006
No. of securities held prior to change	21,500
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	N/A
Number disposed	ORDINARY SHARES CANCELLED IN ACCORDANCE WITH THE TERMS OF THE RETURN OF CASH
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	16,770

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CANCELLATION OF SHARES ON 13 OCTOBER 2006 AS A RESULT OF THE RETURN OF CASH. THE CANCELLATION OF SHARES AFFECTED ALL SHAREHOLDERS WHO HELD HENDERSON GROUP PLC SHARES AT THAT TIME.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Henderson Group plc
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DUNCAN GEORGE ROBINSON FERGUSON
Date of last notice	22 APRIL 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 OCTOBER 2006
No. of securities held prior to change	12,000
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	N/A
Number disposed	ORDINARY SHARES CANCELLED IN ACCORDANCE WITH THE TERMS OF THE RETURN OF CASH
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	9,360

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CANCELLATION OF SHARES ON 13 OCTOBER 2006 AS A RESULT OF THE RETURN OF CASH. THE CANCELLATION OF SHARES AFFECTED ALL SHAREHOLDERS WHO HELD HENDERSON GROUP PLC SHARES AT THAT TIME.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Henderson Group plc
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DAVID JOHN SEYMOUR ROQUES
Date of last notice	22 APRIL 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 OCTOBER 2006
No. of securities held prior to change	12,000
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	N/A
Number disposed	ORDINARY SHARES CANCELLED IN ACCORDANCE WITH THE TERMS OF THE RETURN OF CASH
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	9,360

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CANCELLATION OF SHARES ON 13 OCTOBER 2006 AS A RESULT OF THE RETURN OF CASH. THE CANCELLATION OF SHARES AFFECTED ALL SHAREHOLDERS WHO HELD HENDERSON GROUP PLC SHARES AT THAT TIME.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Henderson Group plc
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GERALD PAUL AHERNE
Date of last notice	22 APRIL 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 OCTOBER 2006
No. of securities held prior to change	24,000
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	N/A
Number disposed	ORDINARY SHARES CANCELLED IN ACCORDANCE WITH THE TERMS OF THE RETURN OF CASH
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	18,720

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CANCELLATION OF SHARES ON 13 OCTOBER 2006 AS A RESULT OF THE RETURN OF CASH. THE CANCELLATION OF SHARES AFFECTED ALL SHAREHOLDERS WHO HELD HENDERSON GROUP PLC SHARES AT THAT TIME.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Henderson Group plc
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	NICHOLAS TOBY HISCOCK
Date of last notice	02 MARCH 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 OCTOBER 2006
No. of securities held prior to change	156,135
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	N/A
Number disposed	ORDINARY SHARES CANCELLED IN ACCORDANCE WITH THE TERMS OF THE RETURN OF CASH
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	121,785

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CANCELLATION OF SHARES ON 13 OCTOBER 2006 AS A RESULT OF THE RETURN OF CASH. THE CANCELLATION OF SHARES AFFECTED ALL SHAREHOLDERS WHO HELD HENDERSON GROUP PLC SHARES AT THAT TIME.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Henderson Group plc
ABN	30 106 988 836

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	RUPERT PENNANT-REA
Date of last notice	22 APRIL 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	13 OCTOBER 2006
No. of securities held prior to change	48,000
Class	TEN PENCE ORDINARY SHARES (UK STERLING)
Number acquired	N/A
Number disposed	ORDINARY SHARES CANCELLED IN ACCORDANCE WITH THE TERMS OF THE RETURN OF CASH
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	-
No. of securities held after change	37,440

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	CANCELLATION OF SHARES ON 13 OCTOBER 2006 AS A RESULT OF THE RETURN OF CASH. THE CANCELLATION OF SHARES AFFECTED ALL SHAREHOLDERS WHO HELD HENDERSON GROUP PLC SHARES AT THAT TIME.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.



Record Date and pricing of Return of Cash and dividend

13 October 2006

Henderson Group today lodged the Court Order for the cancellation of shares with the UK Registrar of Companies. Shareholders on the register at 5.00pm today, the Record Date, have had 22% of their holding cancelled in exchange for a cash payment of 78 pence per share expected to be made on 24 October 2006. This price will translate to A$1.931787* and NZ$2.190708* per share. The effective date of the cancellation is 13 October 2006.

As a result, approximately £200 million surplus cash will be returned to shareholders.

Henderson Group will also be paying a dividend in respect of the six months ended 30 June 2006 of 0.88 pence per ordinary share. This translates to 2.1795 cents* (Australia) and 2.4716 cents* (New Zealand) per share. The dividend will be paid on shares held on the Record Date before any cancellation of shares associated with the Return of Cash. The dividend is expected to be paid on 24 October 2006.

Holders of ordinary shares on the London Stock Exchange will receive payment in sterling. Holders of CDIs will receive payment in A$, unless they are resident in New Zealand in which case they will receive payment in NZ$.

*The exchange rates that have been applied in translating the Return of Cash and dividend amount are as follows: £1 = A$2.47665 and £1 = NZ$2.8086.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors:

- In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares – including those whose holdings are in the form of CHESS Depositary Interests (CDIs) on the Australian Stock Exchange.
- All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.
- The Circular is available today electronically from the Henderson Group website www.henderson.com.

The Return of Cash transaction was approved by shareholders at an Extraordinary General Meeting held on 31 August 2006 and approved by the UK Court on 4 October 2006.

The share cancellation took effect today and 254,208,108 of the total 1,155,491,400 ordinary shares in issue were cancelled. The Group's authorised share capital has reduced from £269,159,657.90 divided into 2,691,596,579 ordinary shares of 10 pence each to £243,738,847.10 divided into 2,437,388,471 ordinary shares of 10 pence each, of which 901,283,292 ordinary shares are in issue. The Company now holds 2,372,399 ordinary shares of 10 pence each as treasury shares.

The timetable is as follows:

Record Date for dividend and Return of Cash, share cancellation takes effect	13 October
CREST accounts adjusted to reflect remaining ordinary shares	16 October
Ordinary shares commence trading on the LSE on an ex-Return of Cash basis	16 October
Processing recommences for requests by CDI holders to convert CDIs into ordinary shares and by ordinary shareholders to convert ordinary shares into CDIs	16 October
Dividend and Return of Cash payments	24 October
Recommencement of normal trading of CDIs on the ASX under stock code HGI	25 October

Dates and times for the Return of Cash are indicative only. If any of the dates and times should change, the revised dates and/or times will be notified to Henderson Group shareholders through the London and Australian Stock exchanges and will be available at www.henderson.com.

For further information:

www.henderson.com or

Investor enquiries
Mav Wynn
Henderson Group Head of Investor Relations +44 20 7818 5135
investor.relations@henderson.com

Media enquiries
United Kingdom – Finsbury
Andrew Mitchell +44 20 7251 3801
Australia – Cannings
Gloria Barton +61 2 9252 0622



Update of number of securities quoted on ASX

3 October 2006

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers from the CDI register during September 2006.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	650,463,930 At 31 August 2006 (8,387,788) Net transfers 642,066,142 At 30 September 2006
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during September 2006

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	642,066,142	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,155,491,309	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 October 2006...........
(~~Director~~/Deputy Company secretary)

Print name: Wendy King

== == == == ==



Court approves Return of Cash transaction

4 October 2006

As previously announced, Henderson Group (the Group) plans to return approximately £200 million surplus cash to shareholders. The Return of Cash transaction was approved by shareholders at an Extraordinary General Meeting held on 31 August 2006.

The Group today received UK Court approval for the cancellation of shares and reduction of share premium account under the Return of Cash transaction. The share cancellation is expected to take effect on the Record Date (13 October 2006) and 254,208,108 of the total 1,155,491,400 ordinary shares in issue will be cancelled. The Group's authorised share capital will be reduced from £269,159,657.90 divided into 2,691,596,579 ordinary shares of 10 pence each to £243,738,847.10 divided into 2,437,388,471 ordinary shares of 10 pence each, of which 901,283,292 ordinary shares will be in issue. The number of ordinary shares of 10 pence each held by the Company as treasury shares is currently 3,041,537 and will be 2,372,399 immediately after the cancellation takes effect.

Under the Return of Cash transaction all shareholders will have 22 per cent of their shares held on the Record Date cancelled and in return receive a cash payment of 78 pence* per ordinary share cancelled.

The Group will also be paying a dividend in respect of the six months ended 30 June 2006 of 0.88 pence* per ordinary share. The dividend will be paid on shares held on the Record Date before any cancellation of shares associated with the Return of Cash. The dividend will be paid together with the Return of Cash.

*For holders of CHESS Depositary Interests (CDIs), the A$ or the NZ$ equivalent will be confirmed on the Record Date.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Notes to editors:

- In this announcement, the term "shareholders" refers to all holders of Henderson Group plc shares – including those whose holdings are in the form of CHESS Depositary Interests (CDIs) on the Australian Stock Exchange.
- All words and expressions used in the Circular have, unless the context requires otherwise, the same meaning in this announcement.
- The Circular is available today electronically from the Henderson Group website www.henderson.com.

In connection with the Return of Cash, 91 new ordinary shares of 10 pence each ranking pari passu in all respects with the existing ordinary shares in issue were allotted and issued on 2 October 2006 to Computershare Clearing Pty Limited at the then current market price on the London Stock Exchange. Application was made to the UK Listing Authority and the London Stock Exchange for the new shares to be admitted to the Official List and to trade on the London Stock Exchange.

The timetable is as follows:

Last date for processing requests by CDI holders to convert CDIs into ordinary shares or by ordinary shareholders to convert ordinary shares into CDIs before the payment of dividend and Return of Cash	6 October
CDIs commence trading on the ASX on an ex-dividend and ex-Return of Cash/deferred settlement basis under stock code HGIDB	9 October
Ordinary shares commence trading on the LSE on an ex-dividend basis	11 October
Record Date for dividend and Return of Cash, share cancellation takes effect	13 October
CREST accounts adjusted to reflect remaining ordinary shares	16 October
Ordinary shares commence trading on the LSE on an ex-Return of Cash basis	16 October
Processing recommences for requests by CDI holders to convert CDIs into ordinary shares and by ordinary shareholders to convert ordinary shares into CDIs	16 October
Dividend and Return of Cash payments	24 October
Recommencement of normal trading of CDIs on the ASX under stock code HGI	25 October

Dates and times for the Return of Cash are indicative only. If any of the dates and times should change, the revised dates and/or times will be notified to Henderson Group shareholders through the London and Australian Stock exchanges and will be available at www.henderson.com.

For further information:

www.henderson.com or

Investor enquiries

Mav Wynn
Henderson Group Head of Investor Relations +44 20 7818 5135
investor.relations@henderson.com

Media enquiries

United Kingdom – Finsbury
Andrew Mitchell +44 20 7251 3801
Australia – Cannings
Gloria Barton +61 2 9252 0622

File No. 82-34758



CERTIFICATE OF REGISTRATION OF ORDER OF COURT AND MINUTE ON REDUCTION OF CAPITAL AND SHARE PREMIUM ACCOUNT

Company No. **2072534**

Whereas **HENDERSON GROUP PLC**

having by Special Resolution reduced its capital and share premium account as confirmed by an Order of the High Court of Justice, Chancery Division

dated the **4th October 2006**

Now therefore I hereby certify that the said Order and a Minute approved by the Court were registered pursuant to section 138 of the Companies Act, 1985, on the **13th October 2006**

Given at Companies House, Cardiff the **13th October 2006**


COMPANIES HOUSE
13 10 06

A. Henders

An Authorised Officer

File No. 82-34758

IN THE HIGH COURT OF JUSTICE

No 6431 of 2006

CHANCERY DIVISION

COMPANIES COURT

THE HON. MR JUSTICE PETER SMITH



IN THE MATTER OF HENDERSON GROUP PLC

-and-

IN THE MATTER OF THE COMPANIES ACT 1985

ORDER

UPON THE PETITION of the above named Henderson Group plc (hereinafter called the *Company*) whose registered office is at 4 Broadgate, London, EC2M 2DA presented to this Court in the above matters on 8 September 2006

AND UPON HEARING Counsel for the Company

AND UPON READING the Petition and the evidence

IT IS ORDERED that the reduction of share capital of the Company from £269,159,657.90 divided into 2,691,596,579 ordinary shares of 10 pence each to £243,738,847.10 divided into 2,437,388,471 ordinary shares of 10 pence each, and the reduction of the share premium account of the Company in the amount of £172,406,499.60, resolved on and effected by a special resolution of the Company duly passed at an extraordinary general meeting of the Company held on 31 August 2006 be and the same are hereby confirmed in accordance with the provisions of the above mentioned Act.

AND THE COURT HEREBY APPROVES the Minute set forth in the Schedule hereto.

AND IT IS ORDERED that this Order be produced to the Registrar of Companies and that an office copy hereof be delivered to him together with a copy of the aforementioned Minute.

AND IT IS ORDERED that notice of the registration by the Registrar of Companies of this Order and of the said Minute be published once in *The Independent* newspaper within 21 days after such registration.

Dated 4 October 2006

SCHEDULE

"The share capital of Henderson Group plc was by virtue of a special resolution duly passed on 31 August 2006 and with the confirmation of an Order of the High Court of Justice dated 4 October 2006 reduced from £269,159,657.90 divided into 2,691,596,579 ordinary shares of 10 pence each to £243,738,847.10 divided into 2,437,388,471 ordinary shares of 10 pence each. As at the date of registration of this minute, 901,283,292 ordinary shares of 10 pence each are in issue and are or are deemed to be fully paid up and the remainder are unissued."

No. 6431 of 2006

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

IN THE MATTER OF
HENDERSON GROUP PLC

AND

IN THE MATTER OF
THE COMPANIES ACT 1985

ORDER


OFFICE COPY
SUPREME COURT
COMPANIES COURT
OF JUDICATURE

FRESHFIELDS BRUCKHAUS DERINGER
65 Fleet Street
London EC4Y 1HS
020 7936 4000
Ref: VJK/ML

SOLICITORS FOR THE PETITIONER

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number 2072534

Company Name in full Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From Day	Month	Year	To Day	Month	Year
	19	10	2006			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	17,626		
Nominal value of each share	£0.10		
Amount (if any) paid or due on each share *(including any share premium)*	£0.10		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

09/2005

File No. 82-34758

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) THE PUBLIC	Class of shares allotted	Number allotted
	£0.10 Ordinary	17,626
Address HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form 0

Signed ______________________ **Date** ______________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange